

December 8, 2021

Robert J. Laikin
Chief Executive Officer
Novus Capital Corporation II
8556 Oakmont Lane
Indianapolis, IN 46260

      Re: Novus Capital Corporation II
            Amendment No. 1 to Registration Statement on Form S-4
            Filed November 24, 2021
            File No. 333-260307

Dear Mr. Laikin:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2021 letter.

Form S-4/A filed November 24, 2021

Certain U.S. Federal Tax Considerations of the Redemption and the Business Combination, page 138

1.   We note your response to comment 1, and reissue our comment in part. You disclose that you intend for the merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. To the extent you believe that the merger qualifies as a reorganization within Section 368(a) of the Internal Revenue Code, you must obtain a legal opinion supporting such a conclusion. Otherwise, revise your disclosure here and elsewhere to state that it is uncertain whether the merger will qualify as a tax-free reorganization and describe the potential consequences to shareholders, including a summary of the tax consequences if the merger fails to qualify as a 368(a) reorganization.

Refer to Item 601(b)(8) of Regulation S-K.

You may contact Beverly Singleton at (202) 551-3328 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Sherry Haywood at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing